Exhibit 99.1

MERCURITY FINTECH HOLDING INC.

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 a.m. Eastern Time

on September 15, 2025

(Record Date – August 15, 2025)

To the Shareholders of Mercurity Fintech Holding Inc.:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Mercurity Fintech Holding Inc. (the “Company”) at the 2025 annual general meeting of shareholders of the Company (the “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held on September 15, 2025, at 10:00 a.m., Eastern Time, in person at 1330 Avenue of the Americas, Fl 33, New York, NY 10019 and virtually via the Internet. You will be able to attend the Meeting virtually and to vote and submit questions during the Meeting by registering in advance at https://meeting.vstocktransfer.com/MERCURITYSEP25. A Zoom account is required to register.

At the Meeting, you will be asked to consider and, if thought fit, passing and approving the following proposals:

1.	By way of an ordinary resolution, that (a) each of Dr. Alan Curtis, Mr. Peter Nobel, and Mr. Hui Cheng (the “Re-electing Independent Directors”) be re-elected to serve on the Company’s Board of Directors (the “Board”) as independent directors, and (b) each of Mr. Shi Qiu, Mr. Wilfred Daye, and Ms. Qian Sun (together with the Re-electing Independent Directors, the “Re-electing Directors”) be re-elected to serve on the Company’s Board as directors, each of the Re-electing Directors to hold office until the next annual general meeting and shall be eligible for re-election thereat or until their successors are duly elected, appointed and qualified in accordance with the Company’s memorandum and articles of association (“Proposal One”);

2.	By way of an ordinary resolution, to ratify the appointment of OneStop Assurance PAC as the Company’s independent registered public accountants for the current fiscal year ending December 31, 2025 (“Proposal Two”);

3.	By way of a special resolution, to change the name of the Company from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc. (“Proposal Three”);

4.	By way of an ordinary resolution, to approve the MFH 2025 Equity Incentive Plan, a copy of which is produced to the Meeting and marked “Appendix A” and initialed by the chairman of the Meeting for the purpose of identification, (“Proposal Four”); and

5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF ALL OF THE DIRECTOR NOMINEES LISTED ABOVE AT PROPOSAL ONE AND “FOR” EACH OF THE OTHER PROPOSALS.

Holders of record of the Company’s ordinary shares of a par value of US$0.004 each (“Ordinary Shares”) at the close of business on August 15, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each Ordinary Share entitles the holder thereof to one vote.

Your vote is important, regardless of the number of Ordinary Shares you own. Whether or not you plan to attend the Meeting in person or virtually via the Internet, it is strongly recommended that you complete the enclosed proxy card in accordance with the instructions on the proxy card before the date of the Meeting, to ensure that your Ordinary Shares will be represented at this Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at this Meeting will be available for ten days before this Meeting at the principal executive office of the Company for inspection by shareholders of the Company during ordinary business hours for any purpose germane to this Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders of the Company on or about August 25, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your Ordinary Shares.

By Order of the Board,

/s/ Shi Qiu
Shi Qiu
Director of the Board
August 21, 2025

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” THE RE-ELECTION OF ALL OF THE DIRECTOR NOMINEES LISTED ABOVE AT PROPOSAL ONE AND “FOR” EACH OF THE OTHER PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials

for the Annual General Meeting to Be Held at 10:00 a.m. Eastern Time on September 15, 2025

The Notice of Annual General Meeting, Notice to Shareholders and Annual Report on Form 20-F for year ended December 31, 2024 are available at www.sec.gov.

MERCURITY FINTECH HOLDING INC.

Notice to Shareholders

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on 10:00 a.m., Eastern Time, on September 15, 2025 in person at

1330 Avenue of the Americas, Fl 33, New York, NY 10019 and virtually via the Internet

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote upon at the 2025 annual general meeting of shareholders of the Company (the “Meeting”), which will take place on September 15, 2025, at 10:00 a.m., Eastern Time, in person at 1330 Avenue of the Americas, Fl 33, New York, NY 10019 and virtually via the Internet. You will be able to attend the Meeting virtually and to vote and submit questions during the Meeting by registering in advance at https://meeting.vstocktransfer.com/MERCURITYSEP25. A Zoom account is required to register.

Shareholders are being asked to consider and, if thought fit, passing and approving the proposals to (i) re-elect the Re-electing Directors to serve as directors on the Board until the next annual general meeting and shall be eligible for re-election thereat or until their successors are duly elected, appointed and qualified in accordance with the Company’s memorandum and articles of association; (ii) ratify the appointment of OneStop Assurance PAC as the Company’s independent registered public accountants for the current fiscal year ending December 31, 2025; (iii) by way of a special resolution, change the name of the Company from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc.; (iv) approve the 2025 MFH Equity Incentive Plan; and (v) transact other such business as may properly come before the Meeting or any adjournment thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Mercurity Fintech Holding Inc. as the “Company”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who are registered holders of our Ordinary Shares on August 15, 2025 (the “Record Date”) may attend and vote at this Meeting. There were 69,077,039 Ordinary Shares issued and outstanding on the Record Date. All Ordinary Shares shall have one vote per share.

What is the proxy card?

The card enables you to appoint a proxy, or if no proxy is indicated on the proxy form, Shi Qiu, the Chief Executive Officer and Director of the Company, as your representative at this Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your Ordinary Shares at the Meeting in accordance with your instructions indicated on the proxy card. This way, your Ordinary Shares will be voted whether or not you attend this Meeting. Whether or not you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” the re-election of each of the Director Nominees listed in Proposal One and that shareholders vote “FOR” Proposal Two, Proposal Three and Proposal Four.

1

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name on the register of members, you are a “shareholder of record” who may vote directly at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting virtually via the Internet or in person, please complete, date, sign and return the enclosed proxy card to ensure that your vote is counted. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person.

Beneficial Owner

If, on the Record Date, your Ordinary Shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of Ordinary Shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your Ordinary Shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these Ordinary Shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do shareholders of record vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote at the Meeting, by attending the Meeting in person or virtually via the Internet, or by submitting a proxy. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person or virtually via the Internet. Each Ordinary Share that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted in accordance with your instructions. Your vote by mail must be received by 11:59 p.m. Eastern Time on September 14, 2025.

We encourage you to examine your proxy card closely to make sure you are voting all of your Ordinary Shares in the Company.

If you return a signed proxy card, but do not provide voting instructions, your shares will be voted:

●	FOR the re-election of all of the director nominees listed at Proposal One;
●	FOR each of the other proposals, being Proposal Two, Proposal Three and Proposal Four; and

You may mail your proxy card to the following address:

VStock Transfer LLC, 18 Lafayette Place, Woodmere NY 11598-9808.

(2) You may submit your proxy online or by email. You may submit your proxy by following the instructions on the proxy card or by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to vote@vstocktransfer.com. Your vote online or by email must be received by 11:59 p.m. Eastern Time on September 14, 2025.

(3) You may vote at the Meeting. Any shareholder of record may vote at the Meeting. If you wish to vote while attending the Meeting virtually, click the “Resources” button present on the screen during the Meeting and follow the link to vote online. Your Control Number is required to vote.

2

How do beneficial owners vote?

If you hold your shares through a bank, broker, or other nominee (i.e., as a “beneficial owner”), you will not be able to vote your shares directly through the procedures described above for shareholders of record. To vote, you must follow the instructions provided by your bank, broker, or nominee.

If you wish to vote at the Meeting, you will need to obtain a Legal Proxy from your bank, broker, or nominee giving you the right to vote your shares at the meeting. Once you have obtained your Legal Proxy, you must send a copy of your Legal Proxy and a completed proxy card indicating your votes to vote@vstocktransfer.com before the Meeting.

Please note that we cannot accept a beneficial holder’s vote during the Meeting unless both the Legal Proxy and completed proxy card have been received in advance.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided in accordance with the instructions on the proxy card or by email as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to VStock Transfer LLC, 18 Lafayette Place, Woodmere NY 11598-9808 stating that you would like to revoke your proxy of a particular date;
●	signing another proxy card with a later date and returning it to VStock Transfer LLC, 18 Lafayette Place, Woodmere NY 11598-9808 before the polls close at this Meeting; or
●	attending this Meeting in person or virtually via the Internet and voting at the Meeting.

What does it mean if I receive more than one proxy card?

You may have multiple accounts with brokerage firms. Please sign and return all proxy cards to ensure that all of your Ordinary Shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires a quorum that will be present at the Meeting if two members representing not less than one-third of the Ordinary Shares issued and outstanding and entitled to vote at the Meeting are presented in person or by proxy and also requires the affirmative vote of simple majority of the Ordinary Shares represented in person or by proxy and entitled to vote in the election of directors at the Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the Company at ir@mercurityfintech.com with any questions about proposals described in this proxy statement or how to execute your vote.

3

THE ANNUAL GENERAL MEETING

General

We are furnishing this proxy statement to you, as a registered shareholder of Mercurity Fintech Holding Inc., as part of the solicitation of proxies by our Board for use at the Meeting to be held on September 15, 2025 at 10:00 AM Eastern Time, and any adjournment or postponement thereof. This proxy statement is first being furnished to shareholders on or about August 25, 2025. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held at 10:00 a.m., Eastern Time on September 15, 2025, at 1330 Avenue of the Americas, Fl 33, New York, NY 10019 and virtually via the Internet, or at such other date, time and place to which the Meeting may be adjourned or postponed. You will be able to attend the Meeting in person or virtually via the Internet and vote and submit questions during the Meeting.

Purpose of the Meeting

At the Meeting, the Company will ask shareholders to consider and vote upon the following proposals:

1.	By way of an ordinary resolution, that (a) each of Dr. Alan Curtis, Mr. Peter Nobel, and Mr. Hui Cheng (the “Re-electing Independent Directors”) be re-elected to serve on the Company’s Board of Directors (the “Board”) as independent directors, and (b) each of Mr. Shi Qiu, Mr. Wilfred Daye, and Ms. Qian Sun (together with the Re-electing Independent Directors, the “Re-electing Directors”) be re-elected to serve on the Company’s Board as directors, each of the Re-electing Directors to hold office until the next annual general meeting and shall be eligible for re-election thereat or until their successors are duly elected, appointed and qualified in accordance with the Company’s memorandum and articles of association (“Proposal One”);

2.	As an ordinary resolution, to ratify the appointment of OneStop Assurance PAC as the Company’s independent registered public accountants for the current fiscal year ending December 31, 2025 (“Proposal Two”);

3.	As a special resolution, to change the name of the Company from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc. (“Proposal Three”);

4.	As an ordinary resolution, to approve the MFH 2025 Equity Incentive Plan (“Proposal Four”); and

5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Record Date and Voting Power

Our Board fixed the close of business on August 15, 2025, as the record date for the determination of the issued and outstanding Ordinary Shares entitled to notice of, and to vote on, the matters presented at this Meeting. As of the Record Date, there were 69,077,039 Ordinary Shares issued and outstanding. Each Ordinary Share entitles the holder thereof to one vote. Accordingly, a total of 69,077,039 votes may be cast at this Meeting.

4

Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if two members representing not less than one-third of the Ordinary Shares issued and outstanding and entitled to vote at the Meeting are represented in person or by proxy. Abstentions and broker non-votes (i.e. shares held by brokers on behalf of their customers, which may not be voted on certain matters because the brokers have not received specific voting instructions from their customers with respect to such matters) will be counted solely for the purpose of determining whether a quorum is present at the Meeting.

Proposal One, Proposal Two and Proposal Four require the affirmative vote of simple majority of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting. Proposal Three requires the affirmative vote of a majority of not less than two-thirds of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending VStock Transfer LLC, 18 Lafayette Place, Woodmere NY 11598-9808, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting in person or virtually via the Internet and voting during the Meeting.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. If any additional solicitation of the holders of our issued and outstanding Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of Cayman Islands law or our Memorandum and Articles of Association, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact the Company at ir@mercurityfintech.com with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at 1330 Avenue of the Americas, Fl 33, New York, NY 10019.

5

PROPOSAL ONE — ELECTION OF DIRECTORS

The director nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason, any nominee/director becomes unavailable for re-election, the proxies will be voted for such substitute nominee(s) as the Board may propose.

Board Qualifications and Director Nominees

We believe that the collective skills, experiences and qualifications of our directors (including director nominees) provide our Board with the expertise and experience necessary to advance the interests of our shareholders. While the Nominating and Corporate Governance Committee of our Board does not have any specific, minimum qualifications that must be met by each of our directors, the Nominating and Corporate Governance Committee uses a variety of criteria to evaluate the qualifications and skills necessary for each member of the Board. In addition to the individual attributes of each of our current directors described below, we believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, exhibit commitment to enhancing shareholder value and have sufficient time to carry out their duties and to provide insight and practical wisdom based on their past experience.

The Director Nominees recommended by the Board are as follows:

Name	Age	Nominated Position
Dr. Alan Curtis	81	Chairman and Independent Director
Mr. Peter Nobel	94	Independent Director
Mr. Hui Cheng	33	Independent Director
Mr. Shi Qiu	34	Director
Ms. Qian Sun	37	Director
Mr. Wilfred Daye	52	Director

Dr. Cong Huang will not stand for re-election to the Board of Directors as an Independent Director and his current term as an Independent Director shall expire upon the conclusion of the Meeting. The decision for Dr. Huang to not stand for re-election was not the result of any disagreement with the Company or its management on any matter relating to the Company’s operations, policies or practices. Dr. Huang will continue to serve as an Independent Director through his current term expiring at the upcoming Meeting. Dr. Huang has been a valuable member of our Board of Directors. We thank Dr. Huang for his guidance and dedicated service to the Company and the Board of Directors.

Information Regarding the Company’s Directors and the Nominees

Nominee Independent Director and Chairman: Dr. Alan Curtis

Dr. Alan Curtis, age 81, has served as a public safety advisor to Presidents Lyndon B. Johnson and Jimmy Carter. Since 1968, Curtis served on the National Advisory Commission on Civil Disorders. In 1969, Dr. Curtis was appointed as an assistant Crimes of Violence task force director on President Lyndon B. Johnson’s National Commission on the Causes and Prevention of Violence. Between 1977 and 1981, Dr. Curtis served as executive director of President Jimmy Carter’s Urban and Regional Policy Group and as an urban policy advisor to the Secretary of Housing and Urban Development. In 1981, Dr. Curtis was named founding president and chief executive officer of the Milton S. Eisenhower Foundation, which identifies, funds, evaluates, and builds evidence-based programs for disadvantaged American youth and families.

Dr. Curtis holds an A.B. in Economics from Harvard, an M.Sc. in Economics from the University of London and a Ph.D. in Criminology and Urban Policy from the University of Pennsylvania.

Nominee Independent Director: Mr. Peter Nobel

Mr. Peter Nobel, age 94, is the current Chairman of the Nobel Sustainability Trust Foundation. Mr. Nobel held senior executive positions at Alfa Laval and SWEP International, where he was responsible for sales & marketing, R&D, and production management. In these roles, he led multiple technological innovations, global expansion initiatives, and positioned companies as international leaders in heat exchange technology. From 2010, he served as Chief Executive Officer in several clean energy and industrial technology companies, where he oversaw the development of high-efficiency energy conversion systems and water purification technologies, and as founder of Nobel Aqua Tech and other Clean-Tech startups, he co-developed patented technologies in heat exchangers and internationally patented water purification systems that have made breakthrough contributions in energy efficiency and environmental protection. Since then, Mr. Nobel has also acted as a global strategic consultant, advising corporate boards in Japan, Hong Kong, and other international markets on management optimization, international expansion, and growth opportunities in emerging sectors.

Mr. Nobel holds a Master of Science degree in Materials Science and Engineering from the Royal Institute of Technology (KTH) in Stockholm, Sweden. Since August 2025, Mr. Peter Nobel has served as an Independent Director of the Company.

6

Nominee Independent Director: Mr. Hui Cheng

Mr. Hui Cheng, age 33, is experienced in financial management, angel investment and risk management. From 2016 to 2018, Mr. Cheng Hui worked at IDG Capital, a well-known venture capital fund, as a Senior Associate, responsible for the company’s pre-investment financial due diligence and post-investment financial risk control; In 2018, he joined Qudian Group (NYSE:QD), the first consumer finance enterprise in China, as the special assistant to the CEO, responsible for the risk control business of “Baida Automobile”, an automotive consumer finance platform. From 2019 to 2022, Mr. Cheng Hui worked at Kuaishou Technology (SEHK:01024), a world-renowned short video platform, as a Global Operation, responsible for marketing and localization operations in Latin America and Southeast Asia.

Mr. Cheng graduated from Tsinghua University with a Bachelor’s degree in Physics and a Master’s degree in management. Mr. Cheng Hui has served as an independent director of the Company since November 2022.

Director Nominee and Chief Executive Officer: Mr. Shi Qiu

Mr. Shi Qiu, age 34, is an entrepreneur with experience in corporate management and business innovation in various industries, such as the media, fintech, and blockchain industries. From September 2015 to May 2018, Mr. Qiu co-founded and served as a Vice President of Newstyle Media Group, which received strategic investments from certain well-known technology companies in the PRC. Newstyle Media Group produced the Asian TV series “The Untamed”, which is currently available worldwide on the online streaming platform Netflix. From June 2018 to October 2018, Mr. Qiu served as the Head of Blockchain Business of North Mining Limited(HK:0433). From November 2021 until November 2022, Mr. Qiu served as the Chief Technology Officer (the CTO) of Singularity Future Technology (NASDAQ：SGLY). Mr. Qiu received a Bachelor’s Degree in Risk Management and Actuary from Zhejiang University and a Master’s Degree in Government Management and Public Policy from Tsinghua University.

Since May 2022, Mr. Qiu has served as the Chief Executive Officer and Director of the Company.

Director Nominee and Chief Operating Officer: Ms. Qian Sun

Ms. Qian Sun, age 37, has more than 10 years of experience in corporate management and industrial investment. In 2010, Ms. Sun joined Shenzhen Worldunion Group (SZ:002285), China’s first listed real estate integrated services company, as a project planner in North China, responsible for the project planning and marketing in North China. From 2012 to 2017, she worked for an Online education company called Bei Hui United Education, as a chairman’s assistant and operation director respectively, responsible for the development of the company’s curriculum and daily operation management; in 2017, she joined Blockchainer as a partner, a blockchain consulting and incubation platform, responsible for providing one-stop consulting and incubation services in the blockchain field; From 2020 to 2022, she joined as a partner of Consensus Labs, a leading blockchain investment and research firm, responsible for industry research and post-investment management.

Ms. Sun studied at Beijing Normal University from 2007 to 2011, with a bachelor’s degree in management. Since November 2022, Ms. Qian Sun has served as the Director and Chief Operating Officer of the Company.

Director Nominee and Chief Strategic Officer: Mr. Wilfred Daye

Mr. Wilfred Daye, age 52, is an entrepreneur and executive with experience in financial markets, alternative asset management, and financial technology. From June 2018 to January 2020, Mr. Daye served as the Head of Financial Markets of OKCoin and the CEO of OKCoin Securities LLC. From February 2020 to October 2021, he served as the CEO of Enigma Securities Ltd., a London-based crypto broker and liquidity provider. From October 2021 until December 2022, he was the CEO of Securitize Capital, where he led the tokenization of private equity funds as the first digital asset manager in this space. Since January 2023, Mr. Daye has served as the CEO and Co-Founder of Samara Alpha Management, an alternative asset manager, and since April 2024, he has also served as CEO and Co-Founder of Sylvanus Technologies, Inc., a fintech platform specializing in trading, portfolio, and risk management systems.

Mr. Daye received a Bachelor of Science degree in Biochemistry (minor in Philosophy) from the University of California, Riverside, a Master of Science degree in Financial Engineering from Claremont Graduate University, and a Diploma in Private Equity from the Saïd Business School, University of Oxford.

7

Vote Required

Each director nominee will be approved if a simple majority of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting vote “FOR” the re-election of the director nominees set forth in Proposal One. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THE RE-ELECTION TO THE BOARD OF EACH DIRECTOR NOMINEE DESCRIBED IN THIS PROPOSAL ONE.

Corporate Governance

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Dr. Alan Curtis, Mr. Peter Nobel, Dr. Cong Huang (who will not stand for re-election and whose current term as an Independent Director shall expire upon the conclusion of the Meeting), and Mr. Hui Cheng meet the “independence” requirements under Rule 10A-3 of the Exchange Act and Rule 5605 (a)(2) and Rule 5605(c)(2) of the NASDAQ Stock Market Rule.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

Our audit committee currently consists of Hui Cheng, Cong Huang (who will not stand for re-election and whose current term as an Independent Director shall expire upon the conclusion of the Meeting), and Alan Curtis, with Hui Cheng as Chair of the audit committee. We have determined that all the members of our audit committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq Marketplace Rule 5605(a) and that Hui Cheng is an audit committee financial expert as defined in the instructions to Item 16A of the Form 20-F.

8

The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:

●	selecting the independent auditor;

●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

●	setting clear hiring policies for employees and former employees of the independent auditors;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and approving all related party transactions on an ongoing basis;

●	reviewing and discussing the annual audited consolidated financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditor’s major issues regarding accounting principles and financial statement presentations;

●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our consolidated financial statements;

●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately, periodically, with management, internal auditors and the independent auditor; and

●	reporting regularly to the full board of directors.

9

Compensation Committee

Our compensation committee currently consists of Alan Curtis, Cong Huang (who will not stand for re-election and whose current term as an Independent Director shall expire upon the conclusion of the Meeting), and Hui Cheng, with Cong Huang as the Chair of the compensation committee. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules.

Our compensation committee is responsible for, among other things:

●	reviewing and approving our overall compensation policies;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors, and determining our Chief Executive Officer’s compensation level based on this evaluation;

●	determining the compensation level of our other executive officers;

●	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

●	administering our equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Alan Curtis, Cong Huang (who will not stand for re-election and whose current term as an Independent Director shall expire upon the conclusion of the Meeting), and Hui Cheng, with Hui Cheng as the Chair of the Nominating and Corporate Governance Committee. We have determined that all the members of our compensation committee satisfy the “independence” requirements of Rule 5605(a) of Nasdaq Stock Market Marketplace Rules.

The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

10

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our fifth amended and restated memorandum and articles of association.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Upon the shareholders’ approval to elect all the director nominees at this Meeting, our board of directors will consist of six (6) directors.

Duties of Directors

Under Cayman Islands law, our directors owe certain fiduciary duties to our company, including duties of loyalty, to act honestly, and to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and, diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our fifth amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

11

The powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	issuing authorized but unissued shares;

●	declaring dividends and distributions;

●	exercising the borrowing powers of our company and mortgaging the property of our company;

●	approving the transfer of shares of our company, including the registering of such shares; and

●	exercising any other powers conferred by the shareholders’ meetings or under our fifth amended and restated memorandum and articles of association.

Director Qualifications; Interested Directors

A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with us shall declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board of directors after he knows that he is or has become so interested. Subject to any separate requirement for the approval of the audit committee of the board of directors under applicable law or the listing rules of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, such director may vote with respect to any contract, proposed contract or arrangement in which he is so interested. A director may exercise all the powers of our company to raise or borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and issue debentures, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. The directors may receive such remuneration as our board may from time to time determine.

Remuneration and Borrowing

The Board may determine the remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third-party.

12

PROPOSAL TWO — RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Overview

While shareholder ratification of the Company’s independent registered public accountants is not required by our Articles of Association, or otherwise, the Audit Committee and management believe that it is desirable and a matter of good corporate practice for shareholders to ratify the Company’s selection of the independent registered public accountants. The Audit Committee has selected OneStop Assurance PAC to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025. Therefore, we are requesting that shareholders approve the proposal to ratify the appointment of OneStop Assurance PAC as our independent registered public accounting firm.

The Audit Committee values the input of our shareholders. In the event that shareholders do not approve this proposal, the Audit Committee may reconsider this appointment.

We have been advised by OneStop Assurance PAC that neither the firm nor any of its associates had any relationship during the last fiscal year with our Company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of OneStop Assurance PAC are not expected to attend the Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of OneStop Assurance PAC will not make a statement at the Meeting.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firm, OneStop Assurance PAC, for the fiscal years ended December 31, 2024 and December 31, 2023.

	For the Year Ended December 31,
	2024	2023
Audit Fees	158,875	167,500
Audit-Related Fees	56,000	42,000
All Other Fees	60,858	18,600
Total	$275,733	$228,100

Note:

(1)	Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

(2)	Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

(3)	All Other Fees — This category consists of fees for other miscellaneous items.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm.

Vote Required

The appointment of OneStop Assurance PAC to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025 will be considered approved and ratified by the shareholders of the Company if a simple majority of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting vote “FOR” the ratification of the appointment of OneStop Assurance PAC set forth in the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS DESCRIBED IN THIS PROPOSAL TWO.

13

PROPOSAL THREE — ADOPTION OF NEW COMPANY NAME

Overview

The Company proposes to change its name from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc.. The Company believes that the proposed new name of Chaince Digital Holdings Inc. better aligns with its business objectives.

Vote Required

The change of the name of the Company from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc. will be approved if a majority of not less than two-thirds of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting vote “FOR” the change of the name of the Company from Mercurity Fintech Holding Inc. to Chaince Digital Holdings Inc.. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR CHANGING THE NAME OF THE COMPANY AS DESCRIBED IN THIS PROPOSAL THREE.

14

PROPOSAL FOUR — APPROVAL OF MFH 2025 EQUITY INCENTIVE PLAN

Overview

The Company seeks approval of the MFH 2025 Equity Incentive Plan, a copy of which is produced to the Meeting and marked “Appendix A” and initialed by the chairman of the Meeting for the purpose of identification.

On or about May 12, 2025, the Company filed a registration statement on Form S-8 (the “Registration Statement”) to register securities issuable pursuant to the MFH 2025 Equity Incentive Plan. The securities that were registered consist of up to 6,300,000 new ordinary shares, US$0.004 par value per share of the Registrant (the “Ordinary Shares”), which represent the number of Ordinary Shares available for issuance under the MFH 2025 Equity Incentive Plan. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share subdivisions, share dividends, bonus issues of shares or similar transactions as provided in the MFH 2025 Equity Incentive Plan. Any Ordinary Shares covered by an award granted under the MFH 2025 Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares that may be issued under the MFH 2025 Equity Incentive Plan.

Vote Required

The MFH 2025 Equity Incentive Plan will be approved if a simple majority of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting vote “FOR” the approval of the MFH 2025 Equity Incentive Plan set forth in the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE MFH 2025 EQUITY INCENTIVE PLAN DESCRIBED IN THIS PROPOSAL FOUR.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting. If any additional matter should properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

OTHER INFORMATION

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

15

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy.

Annual Report

The Annual Report is available on the SEC’s website at www.sec.gov. The Annual Report contains our audited financial statements for the fiscal year ended December 31, 2024. The Annual Report, however, is not to be regarded as part of the proxy soliciting material.

Delivery of Proxy Materials to Households

Only one copy of this proxy statement is being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of this proxy statement, or have questions regarding the householding process, may contact the Company’s transfer agent, Vstock Transfer. Promptly upon request, a separate copy of this proxy Statement will be sent. By contacting the Company’s transfer agent, Vstock Transfer, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate annual reports to shareholders, proxy statements and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy of proxy statements in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our Ordinary Shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Such reports and other information are available on the SEC’s website at www.sec.gov. shareholders who have questions in regard to any aspect of the matters discussed in this proxy statement should contact Shi Qiu, our Chief Executive Officer, at 1330 Avenue of the Americas, Fl 33, New York, NY 10019, or by telephone at +1(949)-678-9653.

16

Appendix A

MFH 2025 Equity Incentive Plan

17

Mercurity Fintech Holding Inc.

MFH 2025 EQUITY INCENTIVE PLAN

1.	PURPOSE OF PLAN

The purpose of this MFH 2025 Equity Incentive Plan (this “Plan”) of Mercurity Fintech Holding Inc., an exempted company organized under the Companies Act (As Revised) of the Cayman Islands, and its successors (the “Company”), is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Company’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Company or the Company’s compliance with any applicable laws of People’s Republic of China (the “PRC”) and state of New York. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, except as otherwise specifically provided, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company, as well as any variable interest entities or consolidated affiliated entities whose financial results are consolidated with that of the Company under applicable financial reporting standards; and “Board” means the board of directors of the Company.

3.	PLAN ADMINISTRATION

3.1	The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Company’s Compensation Committee to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable laws. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable laws, to one or more officers of the Company, its authority under this Plan. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the organizing documents of the Company or applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present, assuming the presence of a quorum or the unanimous written consent of the members of the Administrator, shall constitute action by the acting Administrator.

Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2	Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)	grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)	approve the forms of any award agreements (which need not be identical either as to type of award or among participants);

(d)	construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)	cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)	accelerate, waive or extend the vesting or exercisability, or modify or extend the term of any or all such outstanding awards (in the case of options or share appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;

(g)	adjust the number of Ordinary Shares (as defined below) subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6;

(h)	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(i)	determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

2

(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, shares of equivalent value, or other consideration;

(k)	determine the fair market value of the Ordinary Shares (as defined below) or awards under this Plan from time to time and/or the manner in which such value will be determined; and

(l)	implement any procedures, steps or additional or different requirements as may be necessary to comply with any laws of the PRC and state of New York that may be applicable to this Plan, any Option or any related documents, including, but not limited to, foreign exchange laws, tax laws and securities laws of the PRC and applicable laws of the state of New York.

3.3	Binding Determinations. Any determination or other action taken by, or inaction of, the Company, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable laws shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4	Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or of any of its Subsidiaries or to third parties.

3.6	Option and SAR (“Share Appreciation Rights”) Repricing. Subject to Section 4 and Section 8.6.5, the Administrator, from time to time and in its sole discretion, may provide for (1) the amendment of any outstanding share option, or SAR, to reduce the exercise price or base price of the award, (2) the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for cash or other awards (for the purpose of repricing the award or otherwise), or (3) the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award. For avoidance of doubt, the Administrator may take any or all of the foregoing actions under this Section 3.6 without shareholder approval.

4.	ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1	Shares Available. Subject to the provisions of Section 7.1, the shares that may be delivered under this Plan shall be shares of the Company’s authorized but unissued Ordinary Shares and any Ordinary Shares held as treasury shares. For purposes of this Plan, “Ordinary Shares” shall mean the ordinary shares of the Company, and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2	Share Limits. The maximum number of Ordinary Shares that may be delivered under this Plan is six million three hundred thousand (6,300,000) Ordinary Shares (the “Share Limit”).

The foregoing numerical limit is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10. The maximum number of Ordinary Shares that may be delivered under this Plan as ISO’s (as defined in Section 5.1.1) is 6,300,000 Ordinary Shares, but such limit is not subject to adjustment as contemplated by Section 4.3, Section 7.1 or Section 8.10.

3

4.3	Awards Settled in Cash, Reissue of Awards and Shares. To the extent that an award granted under this Plan is settled in cash or a form other than Ordinary Shares, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Ordinary Shares are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the share limits of this Plan (including, for purposes of clarity, the limits of Section 4.2 of this Plan). (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the share limits of this Plan). Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan, shall not be counted against the share limit and shall be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan.

4.4	Reservation of Shares; No Fractional Shares; Minimum Issue. Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1	Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted individually, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1	Share Options. A share option is the grant of a right to purchase a specified number of Ordinary Shares during a specified period as determined by the Administrator. An option may be intended as an incentive stock option (an “ISO”) within the meaning of Section 422 of the Internal Revenue Code (the “Code”) or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. Subject to the terms of the Plan, the per share exercise price for each option shall be determined by the Administrator and set forth in the applicable award agreement. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2	Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of shares with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Ordinary Shares subject to ISOs under this Plan and shares subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Ordinary Shares are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of shares of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question); provided, however, that in the case of ISO’s mere service as a director or the payment of a director’s fee by the Company or one of its subsidiaries (within the meaning of Section 424 of the Code) shall not be sufficient to constitute “employment” by the Company or one of its subsidiaries. There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code. The per share exercise price for each ISO shall be not less than 100% of the fair market value of an Ordinary Share on the date of grant of the option. Furthermore, no ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) outstanding Ordinary Shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, unless the exercise price of such option is at least 110% of the fair market value of the shares subject to the option at the time the option is granted and such option by its terms is not exercisable after the expiration of five (5) years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

4

5.1.3	Share Appreciation Rights. A share appreciation right or “SAR” is a right to receive a payment, in cash and/or Ordinary Shares, equal to the excess of the fair market value of a specified number of Ordinary Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be determined by the Administrator and set forth in the applicable award agreement. The maximum term of a SAR shall be ten (10) years.

5.1.4	Other Awards. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the Ordinary Shares and/or returns thereon; or (c) cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under the Plan.

5.2	Award Agreements. Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3	Deferrals and Settlements. Payment of awards may be in the form of cash, Ordinary Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4	Consideration for Ordinary Shares or Awards. The purchase price for any award granted under this Plan or the Ordinary Shares to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

●	services rendered by the recipient of such award;

●	cash, check payable to the order of the Company, or electronic funds transfer;

●	notice and third party payment in such manner as may be authorized by the Administrator;

●	the delivery of previously owned Ordinary Shares;

5

●	by a reduction in the number of shares otherwise deliverable pursuant to the award; or

●	subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable laws. Ordinary Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Company will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company. The Administrator may take all actions necessary to alter the method of Option exercise and the exchange and transmittal of proceeds with respect to participants resident in the PRC not having permanent residence in a country other than the PRC in order to comply with applicable PRC laws and regulations, including, without limitation, PRC foreign exchange, securities and tax laws and regulations.

5.5	Definition of Fair Market Value. For purposes of this Plan, if the Ordinary Shares are listed and actively traded on an internationally recognized securities exchange (the “Exchange”), then unless otherwise determined or provided by the Administrator in the circumstances, “fair market value” shall mean the closing price (in regular trading) for an Ordinary Share as reported on the Exchange on which the Ordinary Shares are listed for the date in question or, if no sales of Ordinary Shares were reported on the Exchange on that date, the closing price for an Ordinary Share as reported by the Exchange on which the Ordinary Shares are listed for the next preceding day on which sales of Ordinary Shares were reported. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for an Ordinary Share as reported by the Exchange on the last day preceding the date in question or the average of high and low trading prices of an Ordinary Share as reported by the Exchange for the date in question or the most recent trading day. If the Ordinary Shares are no longer listed or actively traded on the Exchange as of the applicable date, the fair market value of the Ordinary Shares shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6	Transfer Restrictions.

5.6.1	Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable laws: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2	Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members). Notwithstanding the foregoing sentence or the provisions of Section 5.6.3 or any other provision in this Plan, in the case of an ISO such award (i) shall not be transferrable by a participant other than by will or the laws of descent and distribution and (ii) shall be exercisable, during such participant’s lifetime, only by such participant.

6

5.6.3	Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)	transfers to the Company (for example, in connection with the expiration or termination of the award),

(b)	the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

6.	EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1	General. The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries, is not a member of the Board, and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2	Events Not Deemed Terminations of Service. Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable laws, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three (3) months. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable laws otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3	Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7

7.	ADJUSTMENTS; ACCELERATION

7.1	Adjustments. Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, share split (including a share split in the form of a share dividend) or reverse share split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Ordinary Shares; or any exchange of Ordinary Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Ordinary Shares; then the Administrator shall equitably and proportionately adjust (1) the number and type of Ordinary Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of Ordinary Shares (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2	Corporate Transactions - Assumption and Termination of Awards.

Upon any event in which the Company does not survive, or does not survive as a public company in respect of its Ordinary Shares (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities or other reorganization, or a sale of all of the business, shares or assets of the Company, in any case in connection with which the Company does not survive or does not survive as a public company in respect of its Ordinary Shares), then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Ordinary Shares upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten (10) days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Company or all or substantially all of the Company’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each Ordinary Share subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the shareholders of the Company for each Ordinary Share sold or exchanged in such event (or the consideration received by a majority of the shareholders participating in such event if the shareholders were offered a choice of consideration); provided, however, that if the consideration offered for an Ordinary Share in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the shareholders participating in the event.

8

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3	Other Acceleration Rules. The Administrator may override the provisions of Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8.	OTHER PROVISIONS

8.1	Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of Ordinary Shares, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2	No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

9

8.3	No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4	Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Ordinary Shares, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5	Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon the disposition of Ordinary Shares acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Company shall be made to provide for any taxes the Company or any of its Subsidiaries may be required to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)	The Company or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment.

(b)	The Company or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment.

(c)	In any case where a tax is required to be withheld in connection with the delivery of Ordinary Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Company reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. Unless otherwise provided by the Administrator, in no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable laws to the extent the Company determines that withholding at any greater level would result in an award otherwise classified as an equity award under ASC Topic 718 (or any successor thereto) being classified as a liability award under ASC Topic 718 (or such successor).

8.6	Effective Date, Termination and Suspension, Amendments.

8.6.1	Effective Date. This Plan is effective as of March 28, 2025, the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

10

8.6.2	Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3	Shareholder Approval. To the extent then required by applicable laws or deemed necessary or advisable by the Board, this Plan and any amendment to this Plan shall be subject to shareholder approval.

8.6.4	Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.

8.6.5	Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.6.6	Section 409A. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the participant’s separation from service shall instead be paid on the first payroll date after the six-month anniversary of the participant’s separation from service (or the participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Administrator shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any participant under Section 409A of the Code and neither the Company nor the Administrator will have any liability to any participant for such tax or penalty.

8.7	Privileges of Share Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of share ownership as to any Ordinary Shares not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

8.8	Governing Law; Construction; Severability.

8.8.1	Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the state of New York.

8.8.2	Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3	Plan Construction.

(a)	It is the intent of the Company that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Company shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

8.9	Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

11

8.10	Share-Based Awards in Substitution for Share Options or Awards Granted by Other Company. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee share options, SARs, restricted shares or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the shares or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the Ordinary Shares (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11	Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Ordinary Shares, under any other plan or authority.

8.12	No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Company or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittee), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the capital shares (or the rights thereof) of the Company or any Subsidiary, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation) or (g) any other corporate act or proceeding by the Company or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13	Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements or authority of the Company or its Subsidiaries.

8.14	Clawback Policy. The awards granted under this Plan are subject to the terms of the Company’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable laws, any of which could in certain circumstances require repayment or forfeiture of awards or any Ordinary Shares or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

12